SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-I(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 12)

                             WILLIAMS CONTROLS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                     969465
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

___   Rule 13d-1(b)     ___   Rule 13d-(c)            _X_   Rule 13d-1(d)

(Degree)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 969465              13G             Page___2____ of ___18__Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Thomas W. Itin
                        ###-##-####
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        NA
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                                5       SOLE VOTING POWER

                                                      1,050,000      warrants
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                     4,917,280       common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                     1,050,000       warrants

                                8       SHARED DISPOSITIVE POWER

                                                     4,917,280       common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     4,917,280       common
                                                     1,050,000       warrants

        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

                                        X


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        24.67%


        12      TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___3___ of ___18__Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Thomas W. Itin, as Trustee for Williams Controls, Inc. ESOP

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION
                        California

                       Williams Controls, Inc. ESOP

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                          401,593    common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER

                                                          401,593    common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          401,593    common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*




        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        2.02%


        12      TYPE OF REPORTING PERSON*

                                       EP
        Note: Thomas W. Itin no longer a Trustee.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                 13G             Page___4___ of ___18___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Thomas W. Itin, as Trustee for Williams Controls, Inc. Non-Union 401(k)

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Oregon

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                         308,865.48   common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER

                                                         308,865.48   common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         308,865.48    common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        1.6%


        12      TYPE OF REPORTING PERSON*

                                       EP
        Note: Thomas W. Itin no longer a Trustee.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___5___ of ___18__Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Thomas W. Itin, as Trustee for Williams Controls, Inc. Union 401(k)

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Oregon

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                          111,994.519  common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER

                                                          111,994.519  common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          111,994.519  common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        0.56%


        12      TYPE OF REPORTING PERSON*

                                       EP
        Note: Thomas W. Itin no longer a trustee.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___6___ of ___18__Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Thomas W. Itin, as Trustee for Williams Controls, Inc. Non-Union Employees
      Retirement Income Pension Plan

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Oregon

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                           130,000   common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON

                                8       SHARED DISPOSITIVE POWER

                                                           130,000   common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           130,000   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        0.6%


        12      TYPE OF REPORTING PERSON*

                                       EP
          Note: Thomas W. Itin no longer a trustee.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___7___ of ___18__Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Thomas W. Itin, as Trustee for Williams Controls, Inc. Union Employees Pension Plan

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Oregon

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                           169,300   common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER

                                                           169,300   common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           169,300   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        0.8%

        12      TYPE OF REPORTING PERSON*

                                       EP
         Note: Thomas W. Itin is no longer a trustee.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___8___ of 18  Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Shirley B. Itin
                        ###-##-####
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                                5       SOLE VOTING POWER

                                                           402,600   common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                         2,600,200   common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON

                                8       SHARED DISPOSITIVE POWER

                                                         2,600,200   common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         2,600,200   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        13.%

        12      TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                13G             Page___9____ of _18  __Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Acrodyne Corporation
                        38-1561308
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan corporation

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY                              1,200,000 common
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER
                                                  1,200,000 common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,200,000   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                                        6.0%

        12      TYPE OF REPORTING PERSON*

                                       CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465               13G             Page___10____ of 18 Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        SICO
                        38-3023843
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan co-partnership

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY                                       568,000   common
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER
                                                           568,000  common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           568,000   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        2.9%


        12      TYPE OF REPORTING PERSON*

                                       PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465               13G             Page___11____ of 18_Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        TICO
                        38-3023846
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan co-partnership

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY                                     1,974,000  common
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER
                                                        1,974,000   common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,974,000   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        9.9%


        12      TYPE OF REPORTING PERSON*

                                       PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___12___ of 18_Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Ajay Sports, Inc.
                        39-1644025
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware Corporation

                                5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY                                      156,719  common
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER
                                                          156,719  common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           156,719   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        0.8%


        12      TYPE OF REPORTING PERSON*

                                       CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 969465                                           Page 13 of 18


ITEM 1(a)   Name of Issuer:  Williams Controls, Inc. ("WMCO")
            ---------------
ITEM 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            14100 SW 72nd Avenue
            Portland, OR  92224

ITEM 2(a)   Name of Persons Filing:
            -----------------------
            This Schedule 13G is being filed  jointly by Thomas W. Itin; Thomas
            W. Itin, as former trustee for Williams Controls, Inc. ESOP (ESOP"), WMCO
            Non-Union 401(k), WMCO Union 401(k), WMCO Non-Union Employees Retirement Income Pension Plan, and WMCO Union Employees Pension Plan, Shirley B. Itin; Acrodyne Corporation, a Michigan corporation ("Acrodyne"); Ajay Sports, Inc., a Delaware Corporation ("Ajay"); TICO, a Michigan co-partnership ("TICO"); SICO, a Michigan co-partnership ("SICO").


ITEM 2(b)   Address Principal Business Office or, if none, Residence:
            ---------------------------------------------------------
            32751 Middlebelt Rd., Suite B
            Farmington Hills, MI 48334

ITEM 2(c)  Citizenship:
           ------------
           Mr. Itin is a United States citizen. Mrs. Itin is a United States citizen. Acrodyne is a Michigan corporation. Ajay Sports, Inc. is a Delaware corporation. TICO and SICO are Michigan co-partnerships The ESOP is a California ESOP. The Non-Union and Union 401(k) plans and pension plans are employee benefit plans for WMCO, a Delaware corporation, with its principal offices in Portland, Oregon.

ITEM 2(d)   Title of Class of Securities
            ----------------------------
            Common Stock $.01 Par Value

ITEM 2(e)   CUSIP Number: 969465
            -------------

CUSIP No. 969465                                           Page 14 of 18

ITEM 3      N/A


ITEM 4      Ownership:
            ----------
            a.  Amount Beneficially Owned:

             (1) 5,967,280 shares and warrants (29.94%) beneficially owned by
                 Mr. Itin.

          Includes: (i) 1,200,000 shares owned of record by Acrodyne. All of The outstanding capital stock of Acrodyne is owned by TWI International, Inc., a corporation partially owned by Thomas W. Itin. (ii) 156,719 shares owned by Ajay Sports, Inc. Ajay Sports is a company with its common stock registered under Section 12(d) of the Securities Exchange Act of 1934. Mr. Itin is the Chairman of the Board, and Chief Executive Officer of Ajay Sports and owns approximately 45.75% of Ajay stock and disclaims beneficial ownership of these shares owned by Ajay Sports, Inc. (iii) 568,000 shares owned of record by SICO and 1,974,000 shares owned of record by TICO. 400,000 of these shares are held for the benefit of the Acrodyne Profit sharing Plan. Mr. Itin is a partner in these two Michigan co-partnerships. (iv) 401,593 shares owned by Williams Controls, Inc. ESOP; (v) 308,863.48 shares owned by WMCO Non-Union 401(k); 111,994.519 shares owned by WMCO Union 401(k); 130,000 shares owned by WMCO Non-Union Employees Retirement
          Income Pension Plan; and 169,300 shares owned by WMCO Union
          Employees Pension Plan. Mr. Itin was a trustee for these
          employee benefit plans.  Mr. Itin disclaims  beneficial  ownership of these shares, other than the 13,278 shares in the ESOP and 73,742.952 shares in the Non-Union 401(k) allocated for his benefit. Mr. Itin was replaced as a trustee for the five benefit plans at Williams Controls, Inc, Union 401k, ESOP, Non Union 401k,Non-Union Employees Retirement Income Pension Plan, Union employees pension Plan and is therefore no longer connected to shares held by those
          plans.   (vi) 1,050,000 shares issuable to Mr. Itin upon exercise of presently exercisable stock options  granted by the Issuer.

              (2) 3,002,800 shares (15.1%) beneficially owned by Mrs. Itin.

                    Includes: (i) 568,000 shares owned of record by SICO and 1,974,000 shares owned of record by TICO which shares include 400,000 held for the benefit of Acrodyne Profit Sharing Plan. Mrs. Itin is a partner in SICO and a nominal partner in TICO, both Michigan co-partnerships.

CUSIP No. 969465                                           Page 15 of 18


            b.    Percent of Class:

                  29.9% by Thomas W. Itin
                   2.0% by ESOP
                   1.0% by WMCO Non-Union 401(k)
                    .5% by WMCO Union 401(k)
                    .6% by WMCO Non-Union Pension Plan
                    .8% by WMCO Union Pension Plan
                  13% by Shirley B. Itin
                   6.0% by Acrodyne
                   2.9% by SICO
                   9.9% by TICO

            c. Number of shares as to which such person has:
               ---------------------------------------------
              (i) sole power to vote or to direct the vote:

                    Mr. Itin, through his ownership of Acrodyne, shares the power to vote the 1,200,000 shares owned by Acrodyne. Mr. Itin has sole power of the 1,050,000 shares issuable upon exercise of presently exercisable stock options.

               (ii) shared power to vote or to direct the vote:

                    As a partner of TICO and a nominal partner of SICO, Mr. Itin shares power to vote or to direct the vote of the total 2,542,000 shares owned by TICO and SICO. As trustee of the employee benefit plans, Mr. Itin did share the power to vote or to direct the vote of 424,795 shares held by the
                    ESOP, 203,162 shares held by WMCO Non-Union 401(k), 88,604 shares held by WMCO Union 401(k), 115,000 shares held by WMCO Non-Union Pension Plan, and 187,000 shares held by WMCO Union Pension Plan.
                    Mr. Itin was replaced as a trustee for the five benefit plans at Williams Controls, Inc, Union 401k, ESOP, Nonunion 401k, Non Union Employees Retirement income pension plan, Union Employees pension plan and is therefore no longer connected to shares held by those plans.
                    As a director of Ajay Sports, Inc., Mr. Itin shares the Power to vote or to direct the vote of 156,719 shares held by Ajay Sports.

CUSIP No. 969465                                              Page 16 of 18

                    As a partner of SICO and a nominal partner of TICO, Mrs. Itin shares power to vote or to direct the vote of the total 2,542,000 shares owned by TICO and SICO.


      (iii)       sole power to dispose or to direct the disposition:

                    Mr. Itin, through his partial ownership of Acrodyne, has shared power to dispose of or direct the disposition of the 1,200,000 shares owned by Acrodyne. Mr. Itin has sole power of the 1,050,000 shares issuable upon exercise of presently exercisable stock options.

(iv) shared power to dispose or to direct the disposition:

                     As a partner of TICO and a nominal partner of SICO, Mr. Itin shares power to dispose of or direct the disposition of the 568,000 shares owned by SICO and the 1,974,000 shares owned by TICO. As a former trustee of the employee benefit plans, Mr. Itin did share but after September 2002 no longer shares the power to dispose or to direct the disposition of 424,795 shares held by the ESOP,203,162 shares held by WMCO Non-Union 401(k), 88,604 shares held by WMCO Union 401(k), 115,000 shares held by WMCO Non-Union Pension Plan, and 187,000 shares held by WMCO Union Pension Plan.

                     Mr. Itin was replaced as a trustee for the five benefit plans at Williams Controls, Inc, Union 401k, ESOP, Non-Union 401k Non-Union employee retirement income pension plan, Union employees benefit plan, therefore no longer connected to shares held by those plans.
                     As a director of Ajay Sports, Inc., Mr.Itin shares the power to vote or to direct the vote of 156,719 shares held by Ajay Sports.

                    As a partner of SICO and a nominal partner of TICO, Mrs. Itin shares power to dispose of or direct the disposition of the 568,000 shares owned by SICO and the 1,974,000 shares owned by TICO.

CUSIP No. 969465                                                Page 17 of 18


ITEM 5      Ownership of Five Percent or Less of a Class:  N/A
            ---------------------------------------------
ITEM 6      Ownership of More than Five percent on Behalf of Another Person:
            ----------------------------------------------------------------
                        N/A

ITEM 7      Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:  N/A
            -------------------------------------------------------------
ITEM 8      Identification and Classification of Members of the Group:  N/A
            ----------------------------------------------------------
ITEM 9      Notice of Dissolution of Group:  N/A
            -------------------------------
ITEM 10     Certification:  N/A
            --------------

CUSIP No. 969465                                                Page 18 of 18

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2003        \s\ Thomas W. Itin
                                ------------------------------------------
                                Thomas W. Itin

                                ACRODYNE CORPORATION - PROFIT SHARING PLAN

Dated: February 14, 2003        \s\ Thomas W. Itin
                                -------------------------------------------
                                Thomas W. Itin, Trustee

                                ACRODYNE CORPORATION

Dated: February 14, 2003        \s\ Thomas W. Itin
                                --------------------------------------------
                                Thomas W. Itin, President

                                SICO, A MICHIGAN CO-PARTNERSHIP

Dated: February 14, 2003        \s\ Shirley B. Itin
                                --------------------------------------------
                                Shirley B. Itin, Partner

                                TICO, A MICHIGAN CO-PARTNERSHIP

Dated: February 14, 2003        \s\ Thomas W. Itin
                                --------------------------------------------
                                Thomas W. Itin, Partner

                                AJAY SPORTS, INC.,

Dated: February 14, 2003        \s\ Thomas W. Itin
                                --------------------------------------------
                                Thomas W. Itin, President